News Release

ALEXCO CLARIFIES TECHNICAL DISCLOSURE

February 5, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) advises that as a result of a review by the British Columbia Securities Commission, Alexco is issuing this news release to clarify certain disclosure relating to the Bellekeno and Onek properties made in recent presentation materials.

In a presentation made January 30, 2008 at the Mineral Exploration Round-Up in Vancouver, certain mining and economic assumptions and estimates were included relating to a preliminary assessment the Company is currently preparing in respect of its Bellekeno property located in the Keno Hill district of Yukon Territory. These assumptions and estimates, which were internally prepared, were not intended for public disclosure and were not supported by a National Instrument 43-101 technical report. They may not be reflective of the actual assumptions and estimates on which a preliminary assessment would be based should one be completed, and there is no certainty that such assumptions and estimates could be realized. The information as presented was not, and was not intended to be, an economic analysis or preliminary assessment and should not be interpreted as such. The Company retracts the disclosure in its entirety and advises that the disclosure should not be relied upon in any way.

The Company has also revised a December 2007 corporate presentation posted on its web site to retract information on two slides regarding order of magnitude estimates of per-ton gross metal value and net smelter returns and possible operating and production scenario parameters pertaining to the Bellekeno property.

Alexco is currently preparing a preliminary assessment in respect of its Bellekeno property. The Company will issue a news release disclosing the results upon its completion, and will file an independently-prepared technical report in support of the preliminary assessment in compliance with National Instrument 43-101.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4